                                                                     Exhibit 4.2


                        AMERINST INSURANCE GROUP, INC.
                              (The "Corporation")

                    STATEMENT OF STOCK OWNERSHIP POLICY/1/
                    --------------------------------------


General Policy
--------------

1. The insurance capacity of the Corporation's subsidiary should be utilized solely for the benefit of accounting firms which are stockholders of the Corporation in the event that the availability of accountants' professional liability insurance becomes limited or the market for such insurance is otherwise adversely affected;

2. A reasonable relationship should be maintained between the investment that an accounting firm has in the Corporation and the amount of such firm's risks that the Corporation's subsidiary is insuring or reinsuring; and

3. A preference should be established for accounting firms that invest initially in the Corporation over firms, if any, which may be allowed to invest subsequently.

Guidelines
----------

1. Eligible Firms. "Eligible Firms" shall be those accounting firms (including sole proprietorships) which either (i) are currently insured under the AICPA Professional Liability Insurance Plan (the "AICPA Plan") or (ii) have a staff of 250 or fewer CPAs and at least one equity owner (proprietor, partner or stockholder) who is a member of either the American Institute of Certified Public Accountants or a state CPA society.

2. Offerees. The shares of common stock of the Corporation to be offered in the Corporation's initial offering (the "Shares") shall be offered exclusively to Eligible Firms.

3. Founding Firms. Eligible Firms, including Eligible Firms which are not currently insured under the AICPA Plan, that subscribe for Shares on or prior to the termination date of the offering (the "Termination Date"), will be designated as "Founding Firms" which status will entitle such firms to lower minimum initial investment requirements and lower additional investment requirements than Eligible Firms which make their initial investment in future offerings, if any.

4. Minimum Initial Investment. All firms subscribing for Shares in the initial offering of the Shares must make a minimum initial investment as set forth below. The minimum initial investment requirement, and thus the minimum number of Shares that an Eligible Firm

---------------
/1/  As amended February 27, 1997.

     must purchase to become a Founding Firm, depends upon whether such firm is currently insured under the AICPA Plan.

          Firms Insured Under the AICPA Plan. Subscribers that are insured during 1987 under the AICPA Plan must purchase at least that number of Shares equal in value to the lesser of (i) 50% of such subscriber's 1987 premiums under the AICPA Plan with respect to the first $1 million of coverage or (ii) the greater of $500 or 1% of such subscriber's revenues for the subscriber's most recently completed twelve-month fiscal year.

          Firms Not Insured. Subscribers that are not insured during 1987 under the AICPA Plan must purchase at least that number of Shares equal in value to the greater of $500 or 1% of such subscriber's revenues for the subscriber's most recently completed twelve-month fiscal year.

     "Revenues" is defined as total gross cash revenues (per income tax return), not including the direct recovery of expenses, derived from the firm's professional accounting services for the last twelve-month fiscal period.

5. Minimum Investment Applicable After the Termination Date. In any offering of shares of the Corporation's common stock after the Termination Date, the minimum initial investment requirement will be not less than (i) 75% of a firm's premiums under the AICPA Plan, if insured under the AICPA Plan or
     (ii) 1.5% of the firm's revenues for its most recently completed twelve-month fiscal year, if not insured under the AICPA Plan.

6. Additional Investment Requirement. There is no current requirement to make additional investments in the Corporation. In the event that the Corporation determines that the insurance capacity of its subsidiary will be available only to stockholders of the Corporation, in order to benefit from such capacity, a stockholder must have a sufficient investment in the Corporation to be deemed a "qualified" stockholder. A firm's "investment" is defined to be equal to the greater of (i) the purchase price originally paid to the Corporation for the shares of the Corporation's common stock held by the firm (including shares acquired from other firms) or (ii) the book value of the firm's shares. If the required investment level is not met, a firm will be required to purchase additional shares, either directly from the Corporation or from other stockholders, in order to have the insurance capacity of the Corporation's subsidiary utilized for such firms's benefit. The failure to make additional investments when required will result in the loss of a firm's "qualified" status and a firm's "Founding Firm" status, if applicable. Any offering by the Corporation of its shares of common stock in connection with this additional investment requirement shall be made in accordance with the Securities Act of 1933 and any applicable "Blue Sky" laws.

          Founding Firms. In order for a Founding Firm to be considered a "qualified" stockholder at any given point in time, such firm would be required to have an investment in the Corporation equal to (i) if insured under the AICPA Plan, at least 30% of such firm's insurance premiums for the then current year or (ii) if not insured under the AICPA Plan, 0.6% of such firm's revenues for its most recently completed twelve-month fiscal year. If a Founding Firm's investment were less than the 30% or 0.6% levels, such firm would need to raise its investment to a 50% or 1.0% level, respectively, to remain qualified.

          Non-Founding Firms. In order for a Non-Founding Firm to be considered a "qualified" stockholder at any given point in time, such firm would be required to have an investment in the Company equal to (i) if insured under the Plan, at least 50% of such firm's insurance premiums for the current year or (ii) if not insured under the Plan, 1.0% of such firm's revenues for its most recently completed twelve-month fiscal year. If a Non-Founding Firm's investment were less than the 50% or 1.0% levels, such firm would need to raise its investment to a 75% or 1.5% level, respectively, to remain qualified.

7. Share Transfers. Upon request of a stockholder, the Board will consent to transfers of Shares among Eligible Firms absent unusual circumstances. Upon receipt by the Board of written evidence satisfactory to the Board that a stockholder has been liquidated or dissolved, the Board will consent to a transfer of Shares to such stockholder's partners or stockholders if the stockholder establishes, to the satisfaction of the Board, that it attempted diligently and in good faith to transfer the Shares to an Eligible Firm and was unable to do so. Transfers by an individual stockholder to a living trust, testamentary trust or other trust established for the benefit of the stockholder's heirs, legatees or devisees may be approved by the Board.

8. Share Repurchases. Upon request of a stockholder, the Board will approve the repurchase of Shares from a firm, absent unusual circumstances and subject to the adequacy of capital and surplus for the Corporation and its subsidiary, in the event such firm ceases to practice due to the death, disability or retirement of its owners. All such repurchases will be effected at a per share price equal to 75% of the book value per Share as reflected in the Corporation's audited year end balance sheet for the preceding fiscal year. The repurchase price may be paid with cash or notes or a combination thereof.

9. Director Purchases. Notwithstanding any of the above, directors shall be eligible to buy stock from any eligible firm. There shall be no minimum purchase requirement. The purchase price of the stock shall be negotiated between buyer and seller, and not determined by formula. Upon termination of service as a member of the Board, the Company has the option to repurchase this stock at a per share price equal to 75% of the book value per share as reflected in the Corporation's audited year end balance sheet for the preceding fiscal year. The repurchase price may be paid with cash or notes or a combination thereof.

     All interpretations of the foregoing policies and guidelines shall be made by the Board of Directors of the Corporation and shall be conclusive. The foregoing general policies may be amended at any time by an amendment to the Bylaws of the Corporation (including amendment by the Board of Directors of the Corporation without approval of the Corporation's stockholders). The foregoing guidelines may be amended at any time by a resolution of the Board of Directors of the Corporation without approval of the Corporation's stockholders.